

Riot and the Dance
July 31 at 3:28 PM · 🌐

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Most nature documentaries are constantly trying to shove their narrative down your throat. They will never tell the stories in nature with God in mind. Our new TV series teaches that men and women are not a scourge on the earth or a poison to the earth. We are part of God's incredible creations.

Audiences are raving about our pilot episode with an Audience Score of over 78% on Rotten Tomatoes and now we are wanting to make a multi-series TV show that will continue to tell the many stories from nature with God in the forefront where He belongs.

We need you to make this possible. We have partnered with Angel Studios as our distribution partner, which has generated over $50m in revenue this year alone through The Chosen TV series, and we want to see what the interest people have for crowdfunding our own project as The Chosen did. You can watch our original pilot episode at angel.com/riot ✅.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

S I L L Y

THE
RIOT
AND THE
DANCE

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INVEST.ANGEL.COM ✅

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